Exhibit (a)(1)(i)

Notice of Put Right and Offer to Purchase

Offer To Purchase For Cash

Any and All of its Outstanding

0.50% Convertible Senior Notes due 2024

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., EASTERN TIME, ON APRIL 11, 2014, AND MAY NOT BE EXTENDED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Amdocs Limited, a company organized under the laws of the Island of Guernsey, hereby gives notice to the holders of its outstanding 0.50% Convertible Senior Notes due 2024, or the notes, of the holders’ right to require Amdocs to repurchase the notes at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to but excluding the date of repurchase. As of the date of this notice, there is $1,020,000 aggregate principal amount of notes outstanding. Under the terms of the indenture governing the notes, Amdocs has the option to pay for the notes with cash, ordinary shares, or a combination of cash and ordinary shares. Amdocs is hereby offering to purchase for cash any and all of the outstanding notes at that repurchase price, plus accrued and unpaid interest. If the expiration date of this offer is April 11, 2014, holders will receive $1,000.3611 per $1,000 principal amount of notes tendered. Interest on the notes will continue to accrue at a daily rate of approximately $0.0139 for each $1,000 principal amount of notes if the offer is extended past April 11, 2014. Holders of record of the notes on March 1, 2014 will receive the regularly scheduled interest payment on March 17, 2014 pursuant to the terms of the indenture. Scheduled interest payments will be payable by the trustee in accordance with standard practices. Amdocs is giving this notice of put right and making this offer in order to satisfy its obligations under the indenture governing the notes and, in order to satisfy its notice obligations under the indenture governing the notes, is voluntarily extending the repurchase date from March 17, 2014 (as called for under the indenture governing the notes) to April 11, 2014.

The notes are obligations of Amdocs. Any notes that remain outstanding after consummation of this offer will continue to be obligations of Amdocs and will continue to accrue interest and have the benefits of the indenture, including the right of the holder to convert the notes into Amdocs’ ordinary shares.

Any person desiring to tender notes in this offer must comply with the procedures set forth in this document under “PROCEDURES FOR TENDERING AND WITHDRAWING NOTES” and in the letter of transmittal. Tenders of notes may be withdrawn at any time prior to the expiration of this offer.

The CUSIP numbers for the notes are: 02342TAC3 and 02342TAD1. The CUSIP numbers referenced above have been assigned by Standard & Poor’s Corporation and are included solely for the convenience of holders of the notes. Amdocs, the Paying Agent and the Trustee shall not be responsible for the selection or use of these CUSIP numbers, and no representation is made as to their correctness on the notes or as indicated in any notice of put right, offer to purchase or letter of transmittal.

Amdocs makes no recommendation as to whether or not holders should tender notes pursuant to this offer.

This document contains important information about this offer. We urge you to read it in its entirety.

March 14, 2014.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Notice of Put Right and Offer to Purchase and the documents incorporated herein by reference contain forward-looking statements (within the meaning of the U.S. federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this Notice of Put Right and Offer to Purchase.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal 2013, filed on December 9, 2013 with the U.S. Securities and Exchange Commission.

SUMMARY TERM SHEET

The following are answers to some of the questions that you, as a holder of the 0.50% Convertible Senior Notes due 2024 of Amdocs Limited, may have. We urge you to read the remainder of this Notice of Put Right and Offer to Purchase and the other documents that are incorporated in this document by reference carefully because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this document and the other documents.

Information about this Offer

Who is offering to purchase your notes? (Page 6)

•	Amdocs Limited is offering to purchase the notes.

What class of securities is sought in this offer? (Page 6)

•	We are offering to acquire any and all of our 0.50% Convertible Senior Notes due 2024 that are currently outstanding.

Why is Amdocs making this offer? (Page 7)

•	The indenture for the notes gives the holders of the notes the right to require us to repurchase all or a portion of each holder’s notes on March 17, 2014, at a repurchase price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest to but excluding the date of repurchase. In order to satisfy our notice obligations under the indenture governing the notes, we have voluntarily extended the repurchase date from March 17, 2014 (as called for under the indenture governing the notes) to April 11, 2014.

What price will you receive for your notes if you tender them to us? (Page 6)

•	We are offering to repurchase your notes at a repurchase price of 100% of the principal amount of the notes, plus accrued and unpaid interest to but excluding the expiration date of this offer. If the expiration date of this offer is April 11, 2014, you will receive $1,000.3611 per $1,000 principal amount of the notes you tender. Interest on the notes will continue to accrue at a daily rate of approximately $0.0139 per $1,000 principal amount of notes if the offer is extended past April 11, 2014. Holders of record of the notes on March 1, 2014 will receive the regularly scheduled interest payment on March 17, 2014 pursuant to the terms of the indenture. Scheduled interest payments will be payable by the trustee in accordance with standard practices.

What is the process for tendering your notes? (Page 10)

•	There are three ways to tender notes, depending upon the manner in which your notes are held:

•	If your notes are registered in your name, (1) complete and sign the letter of transmittal or a facsimile copy in accordance with the instructions to the letter of transmittal, (2) mail or deliver it and any other required documents to the Paying Agent for this offer at one of its addresses listed on the back cover of this Notice of Put Right and Offer to Purchase and (3) either deliver the certificates for the tendered notes to the Paying Agent or transfer your notes pursuant to the book-entry transfer procedures described in this Notice of Put Right and Offer to Purchase;

•	If your notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, meaning your notes are owned in “street name,” then you must instruct your broker, dealer, commercial bank, trust company or other nominee to tender your notes; or

•	If your notes are held of record by The Depository Trust Company, or DTC, you may tender them through DTC’s Automated Tender Offer Program.

•	For more information on the tendering process, please see “PROCEDURES FOR TENDERING AND WITHDRAWING NOTES — Tendering notes.”

Can you tender a portion of your notes? (Page 7)

•	You are not required to tender all of your notes in this offer. Under the terms of the indenture for the notes, if you choose to tender less than the full amount of your notes, you must tender $1,000 principal amount of notes or any greater integral multiple of $1,000.

When does this offer expire? (Page 9)

•	You have until 9:00 a.m., Eastern time, on Friday, April 11, 2014 to tender your notes in this offer. Unless required by applicable law, this offer will not be extended.

Are there any conditions to this offer? (Page 9)

•	There are no conditions to this offer except for the timely and proper delivery and tender of your notes in accordance with the terms of this offer.

When will you receive payment for your tendered notes? (Page 12)

•	We will pay for the tendered notes in cash promptly after this offer expires.

Can you withdraw your tendered notes? (Page 11)

•	You may withdraw your tendered notes at any time before 9:00 a.m., Eastern time, on April 11, 2014, or, if this offer is extended as required by applicable law, the time and date when the extended offer expires. In addition, if we have not accepted your notes for payment by May 12, 2014, you may also withdraw your notes. To withdraw your tendered notes, please follow the instructions under “PROCEDURES FOR TENDERING AND WITHDRAWING NOTES — Withdrawal Rights.”

What happens to your notes if you do not tender them? (Page 7)

•	Any notes that remain outstanding after consummation of this offer will continue to be obligations of Amdocs and will continue to accrue interest and have the benefits of the indenture for the notes.

What are the tax consequences to you if you tender your notes? (Page 13)

•	The receipt of cash in exchange for your notes in this offer will be a taxable transaction to you for U.S. federal income tax purposes. Except with respect to accrued but unpaid interest and accrued market discount, if any, which will be taxable as ordinary income unless previously included in gross income, you will generally recognize capital gain or loss on the sale equal to the difference between (1) the amount of cash you receive for your note and (2) your adjusted tax basis in the note. The capital gain or loss will be considered long-term if you held your note for longer than 12 months and short-term if you held your note for 12 months or less. For more information, please see “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.”

•	You should consult with your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under U.S. federal tax laws other than income tax or the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

Where can you get more information regarding this offer? (Back cover page)

•	If you have questions regarding the procedures for tendering your notes or require assistance in tendering your notes, please contact The Bank of New York Mellon, the Paying Agent for this offer, at one of the addresses or telephone numbers listed on the back cover of this Notice of Put Right and Offer to Purchase. You may also contact Amdocs by writing to Elizabeth W. McDermon, Secretary, Amdocs Limited, 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017 or by calling: (314) 212-8328.

Is Amdocs making any recommendation about the offer? (Page 7)

•	Amdocs makes no recommendation as to whether or not holders should tender their notes pursuant to the offer.

Information about the Notes

Who is the issuer of the notes? (Page 8)

•	Amdocs Limited is the issuer of the notes.

What is the conversion rate of the notes? (Page 8)

•	The notes are convertible into Amdocs Limited ordinary shares. Upon conversion, you would receive 23.6987 of our ordinary shares for every $1,000 principal amount of the notes. This is equivalent to a conversion price of approximately $42.20 per share. On March 12, 2014, the last reported sale price for Amdocs’ ordinary shares was $45.22 per share. As a result of the quarterly cash dividend to be paid on our ordinary shares on April 17, 2014 to shareholders of record on March 31, 2014, the conversion rate applicable to the notes will adjust further. In accordance with our obligations under the indenture, we will provide notice of that adjustment promptly following such adjustment, which will occur immediately prior to the opening of business on April 1, 2014.

•	The right to convert your notes expires at the close of business on March 14, 2024, unless we have previously redeemed or repurchased your notes. Your right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

Do holders have any rights to require Amdocs to repurchase the notes? (Page 7)

•	This offer is being made in connection with the right of noteholders under the indenture for the notes to require us to repurchase their notes on March 17, 2014. In order to satisfy our notice obligations under the indenture governing the notes, we have voluntarily extended the repurchase date from March 17, 2014 (as called for under the indenture governing the notes) to April 11, 2014. Under the indenture for the notes, noteholders also have the right to require us to repurchase their notes on March 15, 2019.

•	If a designated event, as defined in the indenture for the notes, occurs in the future, you will have the right, at your option, to require us to repurchase all of your notes not called for redemption, or any portion of the principal amount of your notes that is equal to $1,000 or any greater integral multiple of $1,000. The repurchase price would be 100% of the principal amount of the notes to be repurchased, together with interest accrued and unpaid to but excluding the repurchase date.

What are the redemption provisions of the notes? (Page 8)

•	We may redeem the notes, in whole or in part, at our option, at a redemption price of 100% of principal amount plus accrued and unpaid interest to but excluding the redemption date. The indenture requires us to give notice of redemption not more than 60 and not less than 30 days before the redemption date.

What are the interest payment provisions of the notes? (Page 8)

•	Interest on outstanding notes is paid on March 15 and September 15 of each year at an annual rate of 0.50% of the principal amount of the notes. Unless there is a default in payment of the repurchase price, interest on any notes purchased by Amdocs pursuant to this offer will cease to accrue from and after April 11, 2014 or, if the expiration date for this offer is after April 11, 2014, from and after such expiration date.

Will you still receive your scheduled interest payment for your notes on March 17, 2014? (Page 6)

•	If you were a holder of record of the notes on March 1, 2014, you will receive your March 17, 2014 scheduled interest payment pursuant to the terms of the indenture. Scheduled interest payments will be payable by the trustee in accordance with standard practices.

AVAILABLE INFORMATION

We are subject to the reporting requirements of foreign private issuers under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to the Exchange Act, we file reports with the Securities and Exchange Commission (the “SEC”), including an Annual Report on Form 20-F, and we submit reports to the SEC, including Reports of Foreign Private Issuers on Form 6-K. These reports and other information may be inspected and copied at the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Reports and information statements and other information filed electronically with the SEC are available at the SEC’s website at http://www.sec.gov. This information may also be found on our website at www.amdocs.com.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, which have been filed by Amdocs (File No. 001-14840) with the SEC, are incorporated herein by reference:

•	Amdocs’ Annual Report on Form 20-F for the fiscal year ended September 30, 2013, filed on December 9, 2013; and

•	Amdocs’ report on Form 6-K containing its results for the quarterly period ended December 31, 2013, filed on February 11, 2014.

The documents incorporated by reference herein (other than exhibits to such documents that are not specifically incorporated by reference herein) are available without charge to any person to whom this Notice of Put Right and Offer to Purchase has been delivered upon written or oral request to Elizabeth W. McDermon, Secretary, Amdocs Limited, 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, telephone: (314) 212-8328.

THE OFFER

General

Amdocs Limited, a company organized under the laws of the Island of Guernsey (“Amdocs”), hereby offers to purchase for cash any and all of its outstanding 0.50% Convertible Senior Notes due 2024 (the “Notes”) at the Repurchase Price (as defined herein), upon the terms and subject to the conditions set forth in this Notice of Put Right and Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). This Offer to Purchase and the Letter of Transmittal collectively constitute this “Offer.”

This Offer will expire at 9:00 a.m., Eastern time, on April 11, 2014, and may not be extended except as required by applicable law (such time and date, as it may be extended, the “Expiration Date”).

The “Repurchase Price” is equal to 100% of the principal amount of the Notes, plus interest accrued and unpaid to but excluding April 11, 2014 (or, if the Expiration Date is after April 11, 2014, through and including the date immediately preceding the Expiration Date). If the Expiration Date is April 11, 2014, the Repurchase Price will equal $1,000.3611 per $1,000 principal amount of the Notes tendered. Interest on the Notes will continue to accrue at a daily rate of approximately $0.0139 for each $1,000 principal amount of Notes if the offer is extended past April 11, 2014. Holders of record of the Notes on March 1, 2014 will receive the regularly scheduled interest payment on March 17, 2014 pursuant to the terms of the indenture. Scheduled interest payments will be payable by the trustee in accordance with standard practices.

Amdocs will accept tenders of all of a holder’s Notes or of any portion of a holder’s Notes that is in an amount equal to $1,000 principal amount or any greater integral multiple of $1,000. Tenders of Notes may be withdrawn at any time before 9:00 a.m. Eastern Time on the Expiration Date. Any holder of the Notes desiring to tender the Notes must comply with the procedures set forth herein under “PROCEDURES FOR TENDERING AND WITHDRAWING NOTES” and in the Letter of Transmittal.

Upon the terms and subject to the conditions of this Offer (including, if this Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, Amdocs will, promptly after the Expiration Date, purchase, by accepting for payment, and will pay for, all Notes validly tendered (and not properly withdrawn) pursuant to this Offer. Such payment will be made by the deposit of immediately available funds with The Bank of New York Mellon (the “Paying Agent”), which will act as agent for tendering holders for the purpose of receiving payment from Amdocs and transmitting such payment to tendering holders. Subject to the requirements of the Indenture, dated as of March 5, 2004 (as amended, the “Indenture”), between Amdocs and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee (the “Trustee”), and the Notes, Amdocs expressly reserves the right, in its sole discretion and subject to applicable law, to delay acceptance for payment of or payment for Notes in order to comply, in whole or in part, with any applicable law. Amdocs would only delay such acceptance for payment or payment in the event that, at such time, Amdocs had not yet received any necessary governmental approvals.

If less than all the principal amount of Notes held by a holder is tendered by such holder pursuant to this Offer, promptly after the Expiration Date, Amdocs shall issue, and the Trustee shall authenticate and deliver to or on the order of the holder thereof, at the expense of Amdocs, new Notes of authorized denominations in a principal amount equal to the portion of the Notes not tendered.

Rule 13e-4 promulgated under the Exchange Act generally prohibits Amdocs and its affiliates from purchasing Notes, other than pursuant to this Offer, until at least ten business days after the expiration or termination of this Offer.

Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or related documents may be directed to the Paying Agent at one of its addresses or telephone numbers set forth on the back cover hereof. Any beneficial owner owning interests in the Notes should contact such beneficial owner’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning this Offer.

Purpose of the Offer

The purpose of this Offer is to fulfill Amdocs’ contractual obligations under the Indenture. This Offer to Purchase serves as the “Company Repurchase Notice” required under Section 3.07 of the Indenture. The Letter of Transmittal serves as the “Repurchase Notice” as specified and required in Section 3.06 of the Indenture. In order to satisfy our notice obligations under the indenture governing the Notes, we have voluntarily extended the repurchase date from March 17, 2014 (as called for under the indenture governing the Notes) to April 11, 2014.

Amdocs makes no recommendation as to whether or not holders should tender Notes pursuant to this Offer.

The Notes purchased pursuant to this Offer will cease to be outstanding and will be delivered to the Trustee for cancellation immediately after such purchase. Interest on any Notes purchased by Amdocs pursuant to this Offer will cease to accrue from and after the Expiration Date (unless there is a default in payment of the Repurchase Price).

Holders of Notes that are not tendered pursuant to this Offer will not have the right after the Expiration Date to exercise the put right described in this Offer to Purchase.

Pursuant to the Indenture, holders of Notes that are not tendered pursuant to this Offer will still have the right to require Amdocs to repurchase their Notes on March 15, 2019. Such holders will also have the right to require Amdocs to repurchase their Notes upon a designated event, as defined in the Indenture.

Information about the Notes

The Notes are obligations of Amdocs. Any Notes which remain outstanding after consummation of this Offer will continue to be obligations of Amdocs and will continue to accrue interest and have the benefits of the Indenture. Amdocs is not seeking noteholder approval of any amendments to the Notes or the Indenture.

Principal Amount of Notes Outstanding. As of the date of this notice, there was $1,020,000 aggregate principal amount of Notes outstanding.

CUSIP Numbers. The CUSIP numbers for the Notes are: 02342TAC3 and 02342TAD1. The CUSIP numbers referenced above have been assigned by Standard & Poor’s Corporation and are included solely for the convenience of holders of the Notes. Amdocs, the Paying Agent and the Trustee shall not be responsible for the selection or use of these CUSIP numbers, and no representation is made as to their correctness on the Notes or as indicated in any notice of put right, offer to purchase or letter of transmittal.

Interest. The Notes that remain outstanding after consummation of this Offer will continue to accrue interest until the date of maturity, March 15, 2024, or until the principal of the Notes has been paid. The Notes bear an interest rate of 0.50% per year, payable on March 15 and September 15 of each year, to record holders of the Notes as of the preceding March 1 or September 1.

Redemption. The Notes which remain outstanding after consummation of this Offer will continue to be subject to Amdocs’ right to call such Notes for redemption. Amdocs may redeem the Notes, in whole or in part, at Amdocs’ option, at the redemption price of 100% of principal amount plus accrued and unpaid interest to but excluding the redemption date. The Indenture requires Amdocs to give notice of redemption not more than 60 and not less than 30 days before the redemption date.

No redemption of the Notes can occur prior to the Expiration Date of this Offer.

Conversion. Under certain circumstances, the Notes are convertible into 23.6987 ordinary shares for each $1,000 principal amount of the Notes (the “Conversion Amount”). This is equivalent to a conversion price of approximately $42.20 per share. As a result of the quarterly cash dividend to be paid on Amdocs’ ordinary shares on April 17, 2014 to shareholders of record on March 31, 2014, the conversion rate applicable to the Notes will adjust further. In accordance with Amdocs’ obligations under the Indenture, Amdocs will provide notice of that adjustment promptly following such adjustment, which will occur immediately prior to the opening of business on April 1, 2014. A holder may convert the Notes into the Conversion Amount until, but not after, such Notes are properly tendered in this Offer to the Paying Agent, unless the tender of such Notes is properly withdrawn or there is a default in payment of the Repurchase Price. In order to convert the Notes, a holder must present the Notes and a conversion notice meeting the requirements of the Indenture to the Trustee at: The Bank of New York Mellon, 101 Barclay Street, 7 East, New York, New York 10286, Attention: Danny Lee, telephone (212) 815-5813.

Resale of Notes. The Notes were originally issued in a private placement pursuant to Rule 144A under the Securities Act and are entitled to the benefits of a registration rights agreement. On September 23, 2004, the SEC declared effective a resale registration statement relating to the Notes and the ordinary shares issuable upon conversion of the Notes. Amdocs agreed that it would, at its expense, use its reasonable efforts to keep the resale registration statement effective until the earlier of (1) the sale of all registrable securities registered pursuant to the resale registration statement or sold to the public pursuant to Rule 144 under the Securities Act, and (2) the expiration of the holding period referred to in Rule 144(k) under the Securities Act or any successor provision with respect to all registrable securities held by persons who are not affiliates of Amdocs. On August 16, 2012, due to satisfaction of the conditions set forth above, Amdocs filed a post-effective amendment removing from registration the resale registration statement relating to the Notes and the ordinary shares issuable upon conversion of the Notes.

Trading Market. The Notes are not listed on any securities exchange or automated quotation system. The Notes are traded in the over-the-counter market and various dealers, brokers or traders publicly price quotations for the Notes. The following table sets forth, as reported by Bloomberg, the high and low end-of-day bid/offer quotes of the Notes for each quarterly period during the previous two calendar years. In accordance with market practice, the Notes are quoted based on a price per $1,000 principal amount at maturity.

	High	Low
2012
Quarter ended March 31, 2012	$825.00	$777.60
Quarter ended June 30, 2012	810.00	711.34
Quarter ended September 30, 2012	886.40	755.00
Quarter ended December 31, 2012	906.25	800.00

2013
Quarter ended March 31, 2013	$915.00	$830.00
Quarter ended June 30, 2013	930.00	735.00
Quarter ended September 30, 2013	977.50	830.00
Quarter ended December 31, 2013	950.00	775.00

2014
Quarter ending March 31, 2014 (through March 12, 2014)	$956.25	$950.00

Quotations for securities that are not widely traded may differ from actual trading prices and should be viewed as approximations. Holders are urged to contact their broker to obtain current market prices for the Notes. See “INFORMATION ABOUT AMDOCS — Market Price Information” for information about trading in Amdocs’ ordinary shares.

Right to Require Repurchase Upon Change in Control. Following a Designated Event (as defined in the Indenture), each holder of Notes would have the right, at such holder’s option, to require Amdocs to repurchase all of such holder’s Notes or any portion of such holder’s Notes that is equal to $1,000 or any greater integral multiple of $1,000 at a price equal to 100% of the principal amount of the Notes, plus interest accrued and unpaid to but excluding the repurchase date.

Source and Amount of Funds

If all outstanding Notes are tendered and purchased, the aggregate amount of funds required to pay the Repurchase Price and the fees and expenses related to this Offer would be approximately $1.05 million. Amdocs expects to use cash on hand to pay this amount.

Expiration Date; Extensions; Amendments; Termination

The Expiration Date of this Offer is 9:00 a.m., Eastern time, on April 11, 2014. This Offer may not be extended, except as required by applicable law. During any extension of this Offer, all Notes previously tendered pursuant to this Offer (and not properly withdrawn) will remain subject to this Offer and may be accepted for payment by Amdocs, subject to the withdrawal rights of holders.

Amdocs expressly reserves the right, subject to the requirements of the Indenture, the Notes and applicable law: (1) to delay acceptance for payment of or payment for any Notes tendered pursuant to this Offer in the event that Amdocs has not yet received any necessary governmental approvals; and (2) at any time, prior to the expiration of this Offer, or from time to time, to amend the terms of this Offer in any respect.

Any extension, amendment or termination of this Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Amdocs may choose to make a public announcement of any extension, amendment or termination of this Offer, except as required by law, Amdocs shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service, except in the case of an announcement of an extension of this Offer, in which case Amdocs shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date.

Conditions to this Offer

There are no conditions to this Offer except for the timely and proper delivery and tender of Notes in accordance with the terms of this Offer.

PROCEDURES FOR TENDERING AND WITHDRAWING NOTES

Tendering Notes

General. The tender of Notes pursuant to any of the procedures set forth in this Offer to Purchase and in the Letter of Transmittal will constitute the tendering holder’s acceptance of the terms and conditions of this Offer. Amdocs’ acceptance of such Notes for payment will constitute a binding agreement between the tendering holder and Amdocs upon the terms and subject to the conditions of this Offer. The tender of Notes will constitute an agreement to deliver good, marketable and unencumbered title to all tendered Notes prior to the Expiration Date, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right.

Unless the Notes being tendered are deposited by the holder with the Paying Agent by the Expiration Date (accompanied by a properly completed and duly executed Letter of Transmittal or an Agent’s Message), Amdocs may, at its option, reject such tender. Payment for Notes will be made only against deposit of tendered Notes and delivery of all other required documents.

No alternative, conditional, irregular or contingent tenders will be accepted. By executing a Letter of Transmittal (or facsimile thereof), each tendering holder waives any right to receive any notice of the acceptance of its Notes for payment.

Tender of Notes. In order for Notes to be validly tendered pursuant to this Offer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Notes, and any other documents required by the Letter of Transmittal, must be received by the Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, and the certificates evidencing tendered Notes must be received by the Paying Agent at one of such addresses or such Notes must be tendered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation must be received by the Paying Agent), in each case prior to the Expiration Date.

Book-Entry Transfer. The Paying Agent will establish an account with respect to the Notes at DTC for purposes of this Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a DTC participant may make book-entry delivery of Notes by causing DTC to transfer such Notes into the Paying Agent’s account at DTC in accordance with DTC’s Automated Tender Offer Program procedures for such transfer. However, although delivery of Notes may be effected through book-entry transfer into the Paying Agent’s account at DTC, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message and any other documents required by the Letter of Transmittal, must, in any case, be received by the Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date in order for such Notes to be validly tendered pursuant to this Offer.

The confirmation of a book-entry transfer into the Paying Agent’s account at DTC as described above is referred to as a “Book-Entry Confirmation.” The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Paying Agent and forming a part of a Book-Entry Confirmation that states that DTC has received an express acknowledgement from the DTC participant tendering the Notes that are subject of such Book-Entry Confirmation, that such participant has received, and agrees to be bound by the terms of, the Letter of Transmittal and that Amdocs may enforce such agreement against such participant.

Delivery of documents to DTC does not constitute delivery to the Paying Agent.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a firm that is a commercial bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program or the

New York Stock Exchange, Inc. Medallion Signature Program (each of the foregoing, an “Eligible Institution”); provided, however, that signatures on a Letter of Transmittal need not be guaranteed if (1) Notes are tendered by a holder who has not completed either the box entitled “Special Delivery Instructions” or “Special Payment Instructions” in the Letter of Transmittal or (2) Notes are tendered for the account of an Eligible Institution.

Mutilated, Lost, Stolen or Destroyed Notes. If a holder desires to tender Notes pursuant to this Offer, but any such Note has been mutilated, lost, stolen or destroyed, such holder should write to or telephone the Trustee concerning the procedures for obtaining a replacement Note. Inquiries should be directed to the Trustee at: The Bank of New York Mellon, 101 Barclay Street, 7 East, New York, New York 10286, Attention: Danny Lee, telephone (212) 815-5813.

Backup Federal Income Tax Withholding. Under the “backup withholding” provisions of U.S. federal income tax law, unless a tendering holder, or his or her assignee (in either case, the “Payee”), satisfies the conditions described in Instruction 8 of the Letter of Transmittal or is otherwise exempt, the aggregate purchase price may be subject to backup withholding tax at a current rate of 28%. To prevent backup withholding, each Payee who is a U.S. person (as defined in the instructions to the IRS Form W-9) should complete and sign the IRS Form W-9 provided in the Letter of Transmittal. Each Payee who is not a U.S. person should complete and sign an appropriate IRS Form W-8. See Instruction 8 of the Letter of Transmittal.

Effect of the Letter of Transmittal. Subject to, and effective upon, the acceptance for purchase of and payment of the Repurchase Price for Notes tendered thereby, by executing and delivering a Letter of Transmittal, a tendering holder of Notes (1) irrevocably sells, assigns and transfers to, or upon the order of, Amdocs, all right, title and interest in and to all Notes tendered thereby and (2) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such holder with respect to such Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver such Notes, or transfer ownership of such Notes, together with all accompanying evidences of transfer and authenticity, to or upon the order of Amdocs, upon receipt by the Paying Agent, as the undersigned’s agent, of the Repurchase Price, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Notes, all in accordance with the terms of this Offer. Notwithstanding the foregoing, except in the exercise of its duties as the Paying Agent, the Paying Agent will have no rights to, or control over, funds it receives from Amdocs.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of tendered Notes will be resolved by Amdocs, in its sole discretion, whose determination will be final and binding. Amdocs reserves the absolute right to reject any or all tenders that are not in proper form or the acceptance of which may, in the opinion of Amdocs or its counsel, be unlawful. Amdocs also reserves the absolute right to waive any irregularities as to particular Notes. Amdocs’ interpretation of the terms and conditions of this offer (including the Instructions in the Letter of Transmittal) will be final and binding.

Unless waived, any irregularities in connection with tenders must be cured within such time as Amdocs shall determine. Tenders of Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Notes received by the Paying Agent that are not properly tendered or delivered and as to which the irregularities have not been cured or waived will be returned by the Paying Agent to the tendering holder, unless otherwise provided in the Letter of Transmittal, promptly following the Expiration Date.

None of Amdocs, the Paying Agent, the Trustee or any other person shall be obligated to give notification of defects or irregularities in any tender or shall incur any liability for failure to give any such notification.

Letters of Transmittal and Notes must be sent only to the Paying Agent. Do not send Letters of Transmittal or Notes to Amdocs.

The method of delivery of Letters of Transmittal, Notes and all other required documents, including delivery through DTC, is at the sole option and risk of the tendering holder and the delivery will be deemed made only when actually received by the Paying Agent. In all cases, sufficient time should be allowed to ensure timely delivery.

Holders of Notes should be aware that no guaranteed delivery process is available to tender Notes.

Withdrawal Rights

Tenders of Notes may be withdrawn until 9:00 a.m., Eastern time, on April 11, 2014, and, unless already accepted for payment as provided herein, may also be withdrawn at any time after May 12, 2014.

For a withdrawal of a tender of Notes to be effective, a telegram, facsimile transmission or letter must be received by the Paying Agent on or prior to 9:00 a.m., Eastern time, on April 11, 2014, at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must (1) specify the name of the holder who tendered the Notes to be withdrawn, (2) contain a description of the Notes to be withdrawn and identify the certificate number or numbers shown on the particular Notes (unless such Notes were tendered by book-entry transfer) and the aggregate principal amount represented by such Notes, (3) include a statement that such holder is withdrawing his election to have such principal amount of such Notes purchased and (4) specify the principal amount, if any, of such Notes (which shall be $1,000 or any greater integral multiple of $1,000 thereof) that remains subject to this Offer and that has been or will be delivered for purchase by Amdocs. If the Notes to be withdrawn have been delivered or otherwise identified to the Paying Agent, a signed notice of withdrawal is effective immediately upon receipt by the Paying Agent even if physical release is not yet effected. Any Notes properly withdrawn will be deemed to be not validly tendered for purposes of this Offer.

Withdrawals may not be revoked. However, withdrawn Notes may be retendered at any time prior to 9:00 a.m., Eastern time, on April 11, 2014, by following one of the procedures described above under “— Tendering Notes.”

All questions as to the validity, form or eligibility (including time of receipt) of any notice of withdrawal will be resolved by Amdocs, in its sole discretion, whose determination will be final and binding. None of Amdocs, the Paying Agent, the Trustee or any other person shall be obligated to give notification of defects or irregularities in any notice of withdrawal or shall incur any liability for failure to give any such notification.

Acceptance for Payment

Upon the terms and subject to the conditions to this Offer (including if this Offer is extended or amended, the terms of such extension or amendment) and applicable law, Amdocs will, promptly after the Expiration Date, purchase, by accepting for payment, and will pay for, all Notes properly tendered prior to the Expiration Date (and not properly withdrawn) pursuant to this Offer.

For purposes of this Offer, Amdocs shall be deemed to have accepted for payment (and thereby to have purchased) tendered Notes as, if and when Amdocs delivers to the Paying Agent written notification of Amdocs’ acceptance of such Notes for payment. Subject to the terms and conditions of this Offer, payment for Notes so accepted will be made by deposit of the consideration therefor with the Paying Agent. The Paying Agent will act as agent for tendering holders for the purpose of receiving payment from Amdocs and transmitting payment to such tendering holders.

In all cases, payment by the Paying Agent to tendering holders will be made only after timely receipt by the Paying Agent of the documentation described above under “— Tendering Notes.”

INFORMATION ABOUT AMDOCS

General

Amdocs Limited was organized under the laws of the Island of Guernsey in 1988. Since 1995, Amdocs Limited has been a holding company for the various subsidiaries that conduct Amdocs’ business on a worldwide basis. Amdocs Limited is registered at the Companies Registry in Guernsey and has been assigned company number 19528, with its registered office situated at Hirzel House, Smith Street, St. Peter Port, Island of Guernsey, GY1 2NG.

Additional information about Amdocs’ business can be found in its periodic filings with the SEC, including its most recent annual report on Form 20-F, which was filed with the SEC on December 9, 2013 and its report on Form 6-K containing its results for the quarterly period ended December 31, 2013, which was filed with the SEC on February 11, 2014. Please see “AVAILABLE INFORMATION” and “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” for more information.

Market Price Information

Currently, the Notes are convertible into 23.6987 of our ordinary shares for each $1,000 principal amount of the Notes. This is equivalent to a conversion price of approximately $42.20 per share. As a result of the quarterly cash dividend to be paid on our ordinary shares on April 17, 2014 to shareholders of record on March 31, 2014, the conversion rate applicable to the Notes will adjust further. In accordance with our obligations under the Indenture, we will provide notice of that adjustment promptly following such adjustment, which will occur immediately prior to the opening of business on April 1, 2014. Our ordinary shares were quoted on the New York Stock Exchange under the symbol “DOX” from June 19, 1998 until December 19, 2013. Our ordinary shares ceased being listed on the New York Stock Exchange after market close on December 19, 2013 and commenced being listed on the Nasdaq Global Select Market under the same symbol on December 20, 2013.

The table below sets forth the range of intraday high and low sales prices of the ordinary shares as reported on the New York Stock Exchange or the Nasdaq Global Market, as applicable, beginning with the year ended December 31, 2012.

	High	Low
2012
Quarter ended December 31, 2011	$31.06	$25.67
Quarter ended March 31, 2012	31.90	28.22
Quarter ended June 30, 2012	32.39	28.16
Quarter ended, September 30, 2012	33.79	28.41

2013
Quarter ended December 31, 2012	$35.02	$31.41
Quarter ended March 31, 2013	36.73	33.84
Quarter ended June 30, 2013	37.22	34.07
Quarter ended, September 30, 2013	39.01	36.45

2014
Quarter ended December 31, 2013	$41.50	$36.39
Quarter ending March 31, 2014 (through March 12, 2014)	45.45	40.37

On March 12, 2014, the last reported sale price for our ordinary shares was $45.22 per share.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion addresses the material U.S. federal income tax considerations relating to this Offer. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of the holder’s personal circumstances. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations promulgated or proposed thereunder (“Treasury Regulations”), judicial authority and current administrative rulings and practice, all as in effect as of the date of this Offer to Purchase and all of which are subject to change without notice, possibly on a retroactive basis, or to differing interpretation. This summary addresses the tax consequences to persons described below under “U.S. Holders” who hold Notes as “capital assets” (within the meaning of Section 1221 of the Code) and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks and other financial institutions; regulated investment companies; tax-exempt organizations; expatriates; insurance companies; traders or dealers in securities or currencies; custodians, nominees or similar financial intermediaries holding Notes for others; persons that hold Notes as a position in a hedging transaction or other risk reduction transactions for tax purposes; persons who own an interest in a partnership or other pass through entity that holds Notes; or persons that have a “functional currency” other than the U.S. dollar. Amdocs has not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, this summary does not address any tax considerations that may arise under state, local or non-U.S. tax laws, nor does it address any U.S. federal alternative minimum tax consequences.

Holders of Notes should consult their own tax advisors with respect to the application of U.S. federal income tax laws to their particular situation as well as any tax consequences arising under U.S. federal tax laws other than income tax or the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

The discussion herein relates solely to a beneficial owner of Notes who, for U.S. federal income tax purposes, is (1) a citizen or resident of the United States, (2) a corporation (or any other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a U.S. court and with respect to which one or more U.S. persons have the authority to control all substantial decisions; or (b) if it has a valid election under applicable Treasury Regulations to be treated as a U.S. person. If a partnership (including any entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds a Note, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of such partnership. Partners and partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

Subject to certain exceptions, an individual may be deemed to be a U.S. resident (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the current calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

Purchase of Notes under the Offer

Upon disposition of a Note pursuant to this Offer, a holder generally will recognize gain or loss equal to the difference between (1) the amount of cash received for the Note and (2) the holder’s adjusted tax basis in the

Note. For these purposes, the amount of cash received for the Note does not include any amount attributable to accrued but unpaid interest or accrued market discount, which will be taxable as ordinary income unless previously included in gross income. A holder’s adjusted tax basis in a Note generally will equal the cost of the Note to the holder, increased by any market discount previously included in income, and decreased by any amortizable bond premium which the holder previously elected to deduct from gross income on an annual basis (as described in “Amortizable Bond Premium” below and principal payment on the Note). Except as described herein, such gain or loss generally will be capital gain or loss. Such capital gain or loss will be long-term if the holder’s holding period is more than 12 months and will be short-term if the holding period is equal to or less than 12 months. For individual taxpayers, the deductibility of capital losses is subject to limitations.

Market Discount

Holders should be aware that a Note that was purchased by a holder after its original issue may be affected by the “market discount” rules of the Code. For this purpose, the market discount on a Note generally will equal the amount, if any, by which the stated redemption price at maturity of the Note immediately after its acquisition exceeded its acquisition price. Subject to a de minimis exception, these provisions generally require a holder who acquires a Note at a market discount to treat as ordinary income any gain recognized on any disposition of that Note, including a sale to Amdocs under this Offer, to the extent of the accrued market discount on that Note at the time of disposition. In general, market discount is treated as accruing on a straight-line basis over the remaining term of the Note as of the time of acquisition, or, at the election of the holder, under a constant yield method.

A holder of a Note acquired at market discount also may have elected to include the market discount in income as it accrued. If a holder so elected, the rules discussed above under this heading “Market Discount” with respect to ordinary income recognition resulting from the disposition of a Note would not apply, and the holder’s tax basis in the Note would be increased by the amount of the market discount included in income at the time it accrued.

Amortizable Bond Premium

A holder that acquired a Note at a premium over its stated principal amount plus accrued interest, disregarding any premium attributable to the Note’s conversion feature, generally could have elected to treat such premium as “Section 171 premium.” If such an election had been made, (1) the amount required to be included in the holder’s income each year with respect to interest on the Note would have been reduced by the amount of Section 171 premium allocable to such year and (2) each year the holder’s tax basis in the Note would have been reduced by the Section 171 premium allocable to such year. If the amortizable bond premium allocable to a year exceeded the amount of interest allocable to that year, the excess would have been allowed as a deduction for that year but only to the extent of the holder’s prior interest inclusions with respect to the Note. If such an election were applicable with respect to a Note, the holder’s tax basis in the Note would be less than it otherwise would have been so that more gain (or less loss) would be realized by the holder upon a disposition of the Note, including a sale to Amdocs under this Offer.

Net Investment Income

A tax of 3.8% is imposed on the “net investment income” of certain U.S. individuals, trusts and estates for taxable years beginning after December 31, 2012. Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of certain property (including debt instruments), less deductions. Interest on Notes and gross proceeds from the sale of Notes are expected to be treated as “net investment income.” U.S. Holders should consult their tax advisors regarding the possible implications of the tax on net investment income in their particular circumstances.

Information Reporting and Backup Withholding

A holder, other than a corporation or other exempt recipient, will be subject to information reporting on the cash received pursuant to the Offer. In addition, under the backup withholding rules of the Code, the Paying Agent generally is required to withhold 28% of all payments to which a holder is entitled, unless the holder (1) is a corporation or comes within other exempt categories and demonstrates this fact or (2) provides its correct tax identification number, certifies under penalties of perjury that the number is correct, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Generally, any amounts withheld under the backup withholding rules described above can be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the IRS in a timely manner. Holders should consult their own tax advisors as to the qualifications for exemption from backup withholding and the procedures for obtaining such exemption.

Non-U.S. Holders

Non-U.S. holder means a Holder of Notes that is not a U.S. Holder. If you are a Non-U.S. Holder, any capital gain realized by you on the disposition of a Note, including a sale to Amdocs under this Offer will be exempt from U.S. federal income and withholding tax; provided, that:

•	the gain is not effectively connected with your conduct of a trade or business in the United States; and

•	if you are an individual foreign person, you have not been present in the United States for 183 days or more in the taxable year.

PAYING AGENT; FEES AND EXPENSES

Amdocs has retained The Bank of New York Mellon as the Paying Agent in connection with this Offer. Amdocs has agreed to pay the Paying Agent $10,000 for its services as Paying Agent in this Offer. The Paying Agent will also be reimbursed by Amdocs for its reasonable expenses and indemnified by Amdocs against certain liabilities and expenses in connection with this Offer, including certain liabilities under U.S. federal securities laws.

Directors, officers and regular employees of either Amdocs and its affiliates (who will not be specifically compensated for such services) and the Paying Agent may contact holders of Notes by mail, telephone, telex, telecopy, telegraph and personal interview regarding this Offer and may request brokers, dealers, commercial banks, trust companies and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Notes.

Tendering holders of Notes who tender their Notes directly to the Paying Agent will not be obligated to pay brokers’ fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Notes by Amdocs pursuant to this Offer. Amdocs will pay all fees and expenses of the Paying Agent in connection with this Offer.

Brokers, dealers, commercial banks and trust companies will be reimbursed by Amdocs for customary mailing and handling expenses incurred by them in forwarding material to their customers. Amdocs will not pay any fees or commissions to any broker, dealer or other person (other than the Paying Agent) in connection with the solicitation of tenders of Notes pursuant to this Offer.

MISCELLANEOUS

Pursuant to Rule 13e-4 under the Exchange Act, Amdocs has filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), which contains additional information with respect to this Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as set forth under “AVAILABLE INFORMATION” and “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.”

This Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of Notes. This Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Notes in any jurisdiction in which the making of this Offer or the acceptance thereof would violate the laws of such jurisdiction. Amdocs is not aware of any jurisdiction where the making of this Offer is not in compliance with the laws of such jurisdiction. If Amdocs becomes aware of any jurisdiction where the making of this Offer would not be in compliance with such laws, Amdocs will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to this Offer. If, after such good faith effort, Amdocs cannot comply with any such applicable laws, this Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Notes residing in such jurisdiction.

No person has been authorized to make any recommendation on behalf of Amdocs as to whether any holder should tender or refrain from tendering Notes in this Offer or to give any information or to make any representations other than those contained in this Offer to Purchase and, if made or given, such recommendation, information or representations must not be relied upon as having been authorized. The delivery of this Offer to Purchase shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.

AMDOCS LIMITED

March 14, 2014

The Letter of Transmittal, properly completed and duly executed, together with certificates evidencing Notes and any other required documents should be sent or delivered by holders of Notes or their broker, dealer, commercial bank, trust company or other nominee to the Paying Agent at one of its addresses set forth below or the procedures for book-entry transfer of Notes should be complied with. Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or related documents may be directed to the Paying Agent at one of its addresses or telephone numbers set forth below. Any beneficial owner owning interests in Notes should contact such beneficial owner’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning this Offer.

The Paying Agent for this Offer is:

THE BANK OF NEW YORK MELLON

By Registered or Certified Mail,	By Facsimile:	For Information call:
Overnight Courier
or Hand Delivery:	(212) 815-5603	Danny Lee
	Attention: Danny Lee	(212) 815-5813
101 Barclay Street, 7 East
New York, New York 10286	Confirm by telephone:
(212) 815-5813
Attention: Danny Lee